SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                      Report on Form 6-K dated June 1, 2004

                           Commission File No. 1-14838

                             ______________________

                                     Rhodia
                              (Name of Registrant)

                           26, quai Alphonse Le Gallo
                           92512 Boulougne-Billancourt
                                     France
                    (Address of Principal Executive Offices)
                             ______________________

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________


Enclosure: A press release dated June 1, 2004 announcing the finalization of the sale of Rhodia's food ingredients business to Danisco.

                                 [LOGO OMITTED]
                                                                   PRESS RELEASE

                              RHODIA FINALIZES SALE
                     OF FOOD INGREDIENTS BUSINESS TO DANISCO


Paris, June 1, 2004 - Rhodia announced today that it has finalized the sale of its food ingredients business to Danisco.

Rhodia had announced March 11 the signing of a final agreement for the sale of the business. As agreed, the sale price is approximately 320 million euros for a business with a 2003 pro forma EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) of 31.6 million euros, representing an EBITDA multiple of more than ten.

This divestment will provide Rhodia with a second quarter capital gain, before tax, of more than 200 million euros.

The food ingredients business, which includes the cultures, hydrocolloids and food safety products activities, generated sales of 211 million euros in 2003 and includes 860 employees worldwide.


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This press release is available on Rhodia's corporate website at: www.rhodia.com
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Rhodia is a global specialty chemicals company recognized for its strong technology positions in applications chemistry, specialty materials & services and fine chemicals. Partnering with major players in the automotive, electronics, fibers, pharmaceuticals, agrochemicals, consumer care, tires and paints & coatings markets, Rhodia offers tailor-made solutions combining original molecules and technologies to respond to customers' needs. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated net sales of (euro)5.4 billion in 2003 and employs 23,000 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.

Danisco develops and produces food ingredients, sweeteners and sugar. The Group employs approx. 9,000 people in some 40 countries and reported net sales of DKK
16.6 billion in 2002/03. Danisco's broad product portfolio includes emulsifiers, stabilisers, flavours and sweeteners such as xylitol and fructose. The majority of these ingredients are produced from natural raw materials and contribute, for instance, to improving the texture in bread, ice cream, yoghurt and other products. Danisco is also one of the largest and most efficient sugar producers in Europe.


Contacts
Press Relations
---------------
Anne-Laurence de Villepin      +33 1 55 38 40 25

Investor Relations
------------------
Nicolas Nerot                  +33 1 55 38 43 08

                                    SIGNATURE


          Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: June 1, 2004                       RHODIA

                                         By:    /s/ PIERRE PROT
                                                -----------------
                                         Name:  Pierre PROT
                                         Title: Chief Financial Officer